Shinhan Bank to sell its ownership shares in Hyundai E&C

On March 4, 2011, Shinhan Bank, a wholly owned banking subsidiary of Shinhan Financial Group has agreed to sell 3,197,000 shares of Hyundai E&C to Hyundai Motor and its consortium for KRW 127,577 per share or aggregate amount of KRW407,863,701,892 as a result of Hyundai E&C creditors-turned-shareholders’ agreement.